UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)

Speedemissions, Inc.
 (Name of Issuer)

Common Stock
(Title of Class of Securities)

84770S209
 (CUSIP Number)

July 31, 2012
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        ☐ Rule 13d-1(b)
        ☑  Rule 13d-1(c)
        ☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

CUSIP 84770S209
1.		Name of Reporting Persons Max Communications, Inc. 03-0421939
2.	Check the Appropriate Box if a Member of a Group	(a) ☐
(b) ☐
3.		SEC Use Only
4.		Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power
0
	6.	Shared Voting Power
0
	7.	Sole Dispositive Power
0
	8.	Shared Dispositive Power 0
9.		Aggregate Amount Beneficially Owned by Each Reporting Person 0
10		Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11		Percent of Class Represented by Amount in Row (9) 0.0%
12		Type of Reporting Person CO

CUSIP 84770S209
1.		Name of Reporting Persons Richard Molinsky
2.	Check the Appropriate Box if a Member of a Group	(a) ☐
(b) ☐
3.		SEC Use Only
4.		Citizenship or Place of Organization USA
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power
470,438
	6.	Shared Voting Power
0
	7.	Sole Dispositive Power
470,438
	8.	Shared Dispositive Power 0
9.		Aggregate Amount Beneficially Owned by Each Reporting Person 470,438
10		Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11		Percent of Class Represented by Amount in Row (9) 1.4%

12		Type of Reporting Person IN

CUSIP 84770S209
1.		Name of Reporting Persons Maria Molinsky
2.	Check the Appropriate Box if a Member of a Group	(a) ☐
(b) ☐
3.		SEC Use Only
4.		Citizenship or Place of Organization USA
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power
132,438
	6.	Shared Voting Power
0
	7.	Sole Dispositive Power
132,438
	8.	Shared Dispositive Power 0
9.		Aggregate Amount Beneficially Owned by Each Reporting Person 132,438
10		Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11		Percent of Class Represented by Amount in Row (9) 0.4%

12		Type of Reporting Person IN

SCHEDULE 13G

This Amendment No. 1 to the Schedule 13G initially filed by Max Communications, Inc. relates to the shares of common stock, par value $0.001 per share (“Common Stock”) of. Speedemissions, Inc. (the “Company”).  The principal executive office of the Company is located at 1015 Tyrone Road Suite 220 Tyrone, GA 30290

Item 1(a).    Name of Issuer:  Speedemissions, Inc.

Item 1(b).   Address of Issuer:  1015 Tyrone Road, Suite 220, Tyrone, GA 30290

Item 2(a).   The names of the persons filing (the “Reporting Persons”) are:

Max Communications, Inc.
Richard Molinsky
Maria Molinsky

Item 2(b):    The address of each of the Reporting Persons is 51 Lords Hwy East Weston, CT 06883

Item 2(c):    Max Communications, Inc. is a Delaware corporation.  Richard and Maria Molinsky are citizens of the United States.

Item 2(d):   The title of the class of securities is common stock, par value $0.001 per share.

Item 2(e):   The CUSIP number is 84770S209.

Item 3.  If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

[ ]	(a) Broker or Dealer registered under Section 15 of the Exchange Act.

[ ]	(b) Bank as defined in Section 3(a)(b) or the Exchange Act.

[ ]	(c) Insurance company as defined in Section 3(a)(19) of the Exchange Act.

[ ]	(d) Investment company registered under Section 8 of the Investment Company Act.

[ ]	(e) An Investment adviser in accordance with Rule 13d-1 (b)(1)(ii)(e).

[ ]	(f) An employee benefit plan or endowment fund in accordance with Rule 13d 1(b)(1)(ii)(f).

[ ]	(g) A Parent Holding Company or control person in accordance with Rule 13d 1(b)(1)(ii)(g).

[ ]	(h) A Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act.

[ ]	(i) A Church Plan that is excluded from the definition of an investment company under Section 3 (c)(14) of the Investment Company Act.

[ ]	(j) Group, in accordance with Rule 13d-1 (b)(1)(ii)(j).

Not Applicable

Item 4.         Ownership

Max Communications, Inc. owns no shares of the issuer’s common stock.

Richard Molinsky has the sole right to vote and dispose of 470,438 shares of common stock, representing 1.4% of the issuer’s outstanding common stock.  These shares are held by Mr. Molinsky’s individual retirement account (340,538 shares) and by Mr. Molinsky as custodian under the Connecticut Uniform Gift to Minors Act for his son (130,000).

Maria Molinsky has the sole right to vote and dispose of 132,388 shares, representing 0.4% of the issuer’s outstanding common stock.  These shares are held by Ms. Molinsky’s individual retirement account.

Richard and Maria Molinsky are husband and wife.  Each disclaims beneficial interest in the shares owned by the other.  The total number of shares owned by Mr. and Mrs. Molinsky is 603,826 shares, representing 1.7% of the issuer’s outstanding common stock.

Item 5.         Ownership of 5% of Less of a Class.  If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [x].

Item 6.         Ownership of More than 5% on Behalf of Another Person.  Not Applicable.

Item 7.         Identification and Classification of the Subsidiary which Acquired the Security Being Reported On by the Parent Holding Company.  Not Applicable

Item 8.          Identification and Classification of Members of the Group.  Not Applicable.

Item 9.         Notice of Dissolution of Group.  Not Applicable

Item 10.       Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a–11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:   August 6, 2012

MAX COMMUNICATIONS, INC. By: /s/ Richard Molinsky President /s/ Richard Molinsky Richard Molinsky /s/ Maria Molinsky Maria Molinsky

EXHIBIT 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the common stock, $.001 par value per share of Speedemissions, Inc. and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filing. In evidence thereof, the undersigned, being duly authorized, have executed this Joint Filing Agreement on this 6th day of August, 2012.

MAX COMMUNICATIONS, INC. By: /s/ Richard Molinsky President /s/ Richard Molinsky Richard Molinsky /s/ Maria Molinsky Maria Molinsky